Exhibit (a)(1)(D)

[Novadigm Letterhead]

_________, 2003

Dear                             :

     On behalf of Novadigm, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange outstanding options (the “Old Options”) to purchase shares of the Company’s common stock, par value $.001 per share (the “Common Stock”), granted under the Company’s 1992 Stock Option Plan, 1999 Nonstatutory Stock Option Plan (“1999 Plan”) and 2000 Stock Option Plan (“2000 Plan”) for new options the Company will grant under the 1999 or 2000 Plan (the “New Options”). The offer to exchange was consummated pursuant to the terms and conditions in the Company’s offer to exchange dated May 29, 2003 (the “Offer of Exchange”) and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Exchange constitutes the “Offer”).

     The Offer expired at 12:00 midnight, Eastern time, on June 30, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange on July 1, 2003 Old Options exercisable for a total of       shares of Common Stock and canceled all such Old Options.

     The Company has accepted for exchange and canceled the Old Option tendered by you set forth on Attachment A to this letter (the “Tendered Option”). In accordance with the terms and subject to the conditions of the Offer, in exchange for cancellation of the Tendered Option, you have the right to receive a New Option under the          Plan, as follows:

•	The New Option grant date will be determined in accordance with the Offer and will not be earlier than January 2, 2004.

•	The New Option will be exercisable for _________ shares of Common Stock, as adjusted for any stock splits, stock dividends and similar events that may occur prior to the New Option grant date.

•	The New Option [will have the same vesting schedule as, and be vested as to the same percentage of shares as, the Tendered Option, as if the Tendered Option had not been tendered. – TO BE INCLUDED IF CHOICE ONE IS ELECTED.] [will vest with respect to _________ of the shares subject to the New Option each month following the date on which it is granted, and be vested on that New Option grant date to the extent that it would have been vested if it had been vesting in accordance with the new vesting schedule from the grant date of the Tendered Option through the earlier of the New Option grant date or the date the Tendered Option became (or would have become) fully vested. – TO BE INCLUDED IF CHOICE TWO IS ELECTED.]

•	The New Option will expire ten years from the New Option grant date.

•	The New Option will be a non-qualified stock option.

•	The per share exercise price of the New Option will equal the fair market value of the Common Stock on the New Option grant date.

•	The New Option will be subject to the terms and conditions of the __________ Plan and a stock option agreement between you and the Company that you must execute when the New Option is granted.

     In accordance with the terms of the Offer, to receive your New Option, you must be an employee of the Company or one of its subsidiaries from the date you tendered the Tendered Option through the date the Company grants you the New Option. If for any reason you do not remain an employee, you will not receive a New Option or any other consideration for the Tendered Option. Participation in the Offer does not confer upon you the right to remain in the employ of the Company or any of its subsidiaries.

     In accordance with the terms and conditions of the Offer, the Company will not be obligated to grant the New Option to you if doing so is then prohibited by applicable law or would violate the marketplace rules or listing requirements of the NASDAQ Stock Market or any similar rules or requirements to which the Company is subject. In this event, the Company will grant the New Option on the first business day on which it may do so lawfully and in compliance with such rules and requirements. If the Company cannot grant the New Option lawfully and in compliance with such rules and requirements on or before July 1, 2004, its obligation to grant the New Option will end.

     This letter agreement is subject to the terms and conditions of the Offer, which are incorporated by reference herein. The Offer and this letter agreement reflect the entire agreement between you and the Company with respect to the subject matter of this letter agreement.

     If you have any questions about your rights in connection with the grant of a New Option, please call Robert Rafferty at (201) 512-7918.

Sincerely,

Attachment A

[Name of Option Holder]

Tendered Option

Option Number:

Option Plan:

Grant Date:

No. of Shares:

Exercise Price:

Cancellation Date: